PROSPECTUS

Filed pursuant to Rule 424(b)(3)
Registration No.: 333-122476

2,899,998
Shares of Common Stock

This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 2,899,998 shares of our common stock.  These shares are issuable upon the conversion of our Series B Redeemable Convertible Preferred Stock.  We issued such Series B Preferred Stock in connection with our acquisition of Tertio Telecoms Limited from Tertio Telecoms Group, Ltd. on November 2, 2004.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.  See the section in this prospectus titled “Plan of Distribution” beginning on page 16 for additional information on how the selling stockholders may conduct sales of our common stock.  We will not receive any of the proceeds from the sale of the shares.

Our common stock is traded on The NASDAQ Capital Market under the symbol “EVOL.” On March 14, 2007, the last reported sale price of our common stock was $1.96 per share.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.

See “Risk Factors” beginning on page 3 to read about the risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 15, 2007

TABLE OF CONTENTS

PROSPECTUS SUMMARY

RISK FACTORS

FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

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PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus or incorporated by reference.  This summary may not contain all the information that you should consider before purchasing our common stock. You should carefully read this entire prospectus and the other documents to which this prospectus refers. You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus.  See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

THE COMPANY

In this prospectus, “Evolving Systems,” “Company,” “we,” “us,” and “our” each refer to Evolving Systems, Inc., and “selling stockholders” refers to those stockholders named under “Selling Stockholders” beginning on page 15 and other selling stockholders that may be identified in subsequent prospectus supplements.

Evolving Systems, Inc. is a leading provider of software solutions and services to the wireless, wireline and IP carrier market. We maintain long-standing relationships with many of the largest wireline, wireless and IP communications carriers worldwide. Our customers rely on us to develop, deploy, enhance, maintain and integrate complex, highly reliable software solutions for a range of Operations Support Systems (“OSS”). Included among our more than 40 global customers is the largest wireline carrier, the largest wireless carrier and the largest cable company in North America, as well as two of the world’s largest wireless carriers headquartered outside of North America. We offer software products and solutions in three core areas:

•      numbering solutions products allow carriers to manage their telephone number inventory and number assignment processes.  In addition, our solutions include products that comply with government-mandated requirements regarding local number portability;

•      service activation solutions used to activate complex bundles of voice, video and data services for traditional and next generation wireless and wireline networks; and

•      mediation solutions supporting data collection for both service assurance and billing applications.

Historically, our products have been used to support traditional wireless and wireline network telephony capabilities; however, as a result of our on-going investment in and improvement of our products, we now offer products to carriers to support both their voice and data offerings over Internet Protocol (“IP”) and advanced broadband networks.

We have significantly expanded our portfolio of products as a result of three acquisitions that were made over the periods of November 2003 through November 2004.  The first acquisition was CMS Communications, Inc. (“CMS”) in November 2003, where we acquired a network mediation and service assurance solution.  Our second acquisition was Telecom Software Enterprises, LLC (“TSE”) in October 2004 where we added LNP and Wireless Number Portability (“WNP”) number ordering and provisioning monitoring and testing products.  Finally, in November 2004 we acquired Tertio Telecoms Ltd. (“Evolving Systems U.K.”), a supplier of OSS software solutions for mediation and service activation to communication carriers throughout Europe, the Middle East, Africa and Asia. With this acquisition we expanded our markets beyond North America and added an activation solution, Tertio™, and a mediation solution, Evident™, to our product portfolio. The consequence of these acquisitions is a significantly expanded product and service capabilities that now enable us to address a larger portion of our customers’ OSS application needs. Moreover, we have become a global company with development capabilities in three continents and a sales and deployment capability covering nearly all regions of the world.  Our customer base includes many of the world’s largest and fastest growing communications carriers.  Our customer base includes over 40 customers and support for over 60 carrier networks in 41 countries.  Today, we are well positioned as a provider of OSS solutions with comprehensive systems integration capabilities. These complementary competencies allow us to implement solutions across much of a carrier’s back office, addressing core needs in the complete service fulfillment process.

We report the operations of our business as two operating segments based on revenue type:  license fees/services revenue and customer support revenue.  We further report geographic information based upon revenues and long-lived assets in the Americas and all foreign countries.

Our principal executive offices are located at 9777 Pyramid Court, Suite 100, Englewood, Colorado 80112, and our telephone number is (303) 802-1000. Our Internet address is www.evolving.com. The information contained on, or linked to, our website is not incorporated by reference into this prospectus.

THE OFFERING

This prospectus relates to the offering for resale of our common stock by the selling stockholders named in this prospectus, who may use this prospectus to resell their shares of common stock.  We will not receive any proceeds from sales of our common stock by the selling stockholders. For further information about the selling stockholders, see “Selling Stockholders.”

Common Stock Offered

This prospectus relates to the offering of 2,899,998 shares of our common stock that are issuable upon the conversion of our Series B Redeemable Convertible Preferred Stock. These shares may be sold from time to time by the selling stockholders named in this prospectus. The shares of our common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders will determine the timing and amount of any sale.

Common Stock outstanding	We had 16,253,153 shares of common stock issued and outstanding as of March 1, 2007.

Use of Proceeds	We will not receive any of the proceeds from sale of shares of common stock offered by the selling stockholders.

Trading Market	Our common stock is currently listed on The NASDAQ Capital Market under the trading symbol “EVOL.”

Risk Factors

Investment in our common stock involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus as well as other information set forth in this prospectus, including our financial statements and related notes.

RISK FACTORS

An investment in our stock involves a high degree of risk.  You should consider carefully the following risks, along with all of the other information included in or incorporated by reference into this prospectus, before deciding to buy our common stock.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.  If we are unable to prevent events that have a negative effect from occurring, then our business may suffer.  Negative events may decrease our revenue, increase our costs, make our financial results poorer and/or decrease our financial strength, and may cause our stock price to decline.  In that case, you may lose all or a part of your investment in our common stock.

Certain Risk Factors

Risks related to our 2004 Acquisition of Evolving Systems U.K.

We are subject to financial and operating risks associated with global sales and services.

Prior to our acquisition of Evolving Systems U.K. in late 2004, our sales had been limited to customers in the United States and our only operational experience outside the U.S, was with our Indian offshore activities. The acquisition of Evolving Systems U.K. resulted in the addition of significant sales and operations outside the U.S., including Europe, Asia and Africa. Our failure to manage our sales and operations on a global basis could harm our business and operating results.  Our business outside the U.S. is subject to financial and operating risks including:

•                  unexpected changes in, or impositions of, legislative or regulatory requirements;

•                  difficulties in maintaining effective controls over financial reporting across geographically dispersed entities, including those related to different business practices in foreign countries;

•                  internal control-related risks of running foreign subsidiaries;

•                  changes in the demand for our products and services due to the perception that we are an “American” company in countries where the United States’ foreign policy is not viewed favorably;

•                  fluctuating foreign currency exchange rates, tariffs, currency repatriation restrictions and other barriers;

•                  difficulties in staffing and managing foreign subsidiary operations;

•                  import or export restrictions;

•                  greater difficulties in accounts receivable collection and longer payment cycles;

•                  potentially adverse tax consequences and additional tax considerations such as foreign withholding taxes and payment of value added tax (VAT);

•                  potential hostilities and changes in diplomatic and trade relationships;

•                  changes in a country’s economic or political conditions; and

•                  differing customer and/or technology standards requirements.

The indebtedness incurred in connection with the Evolving Systems U.K. acquisition may limit our ability to grow and could adversely affect our financial condition.

In partial consideration for our acquisition of Evolving Systems U.K., we made a cash payment of $11.0 million, issued 966,666 shares of Series B Redeemable Convertible Preferred Stock (the “Series B Preferred Stock”), issued a short-term secured note with a principal amount of $4.0 million bearing interest at 5.5% per annum and issued long-term secured notes with an aggregate principal amount of approximately $11.9 million bearing interest initially at 11% per annum (increasing to 14% on the second anniversary).  The short-term secured note was paid in full as of June 30, 2005.

In November 2005, we restructured approximately $13.4 million in debt associated with our 2004 acquisition of Evolving Systems U.K.  Under the terms of the debt restructuring, the Evolving Systems U.K. sellers agreed to exchange their long-term notes for $8.5 million in cash and approximately $4.9 million in unsecured subordinated notes, due in May 2011. We used proceeds obtained from a five year $8.5 million senior secured term note provided by a commercial finance company to make the cash payments.  The restructuring reduced our scheduled principal payments through December 31, 2007, from approximately $12.0 million to $3.0 million.  In addition, we added a $4.5 million revolving credit facility with the same commercial finance company to be used for working capital and general corporate purposes.

The indebtedness incurred with respect to the acquisition of Evolving Systems U.K. and, possibly, the redemption of the Series B Preferred Stock, is material in relation to prior levels of indebtedness.  We may not have sufficient funds available to meet our operating needs, to pay the interest due on our secured notes or, if required, to redeem the Series B Preferred Stock.  The notes are secured by a general lien on all of our assets.  If we are unable to pay the notes as they become due, the holders of the notes could foreclose on all of our assets.  The increased level of our indebtedness, among other things, could:

•                  make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•                  limit our flexibility in planning for, or reacting to changes in, our business; and

•                  make us more vulnerable in the event of a downturn in our business.

If we incur new indebtedness in the future, the related risks that we now face could intensify. Whether we are able to make required payments on our outstanding indebtedness and to satisfy any other future debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing.

Certain provisions of the notes payable issued in conjunction with the restructuring of our debt resulting from our acquisition of Evolving Systems U.K. call for the acceleration of payments if certain covenants are breached or cash balance thresholds are achieved.

The outstanding notes with our commercial finance company, as well as the sellers of Evolving Systems U.K., contain certain affirmative and negative covenants that, if breached, could result in such notes becoming immediately due and payable. The covenants include our agreement to do the following:

•                  maintain a specified ratio of debt to EBITDA; minimum EBITDA for the trailing twelve months; and ratio of fixed charges to EBITDA;

•                  comply with applicable laws and licensing requirements;

•                  file and pay all applicable taxes as they become due; and

•                  operate in the ordinary course of business.

The covenants also include our agreement not to do any of the following (except as specifically authorized in such notes):

•                  liquidate, dissolve or wind-up operations;

•                  pay any dividends or make prepayments on any indebtedness;

•                  acquire any other businesses or entities or make investments in third parties;

•                  sell or transfer a substantial portion of our assets;

•                  incur additional indebtedness or permit any liens on our assets;

•                  change our methods of accounting and record keeping away from generally accepted accounting principles;

•                  change the nature of our business materially;

•                  make capital expenditures beyond established thresholds; or

•                  take certain other operational actions.

The covenants may limit our flexibility in planning for, or reacting to changes in, our business. Failure to comply with the covenants, if not waived, could result in the acceleration of the notes. If we are required to pay the notes on an accelerated basis, it would have a significant adverse impact on our liquidity and financial condition and could cause us to incur additional indebtedness.

Additionally, the unsecured notes issued to the Evolving Systems U.K. sellers require us to offer the note holders a prepayment on such notes at the end of any fiscal quarter if we achieve certain minimum cash thresholds. Such a requirement will restrict our liquidity and cash management flexibility. Until the notes are repaid, our ability to engage in transactions or to enter into agreements requiring significant cash investments may be adversely affected.

Our stockholders will be diluted by the conversion of outstanding Series B Preferred Stock.

Prior to our acquisition of Evolving Systems U.K., only one of our stockholders reported beneficial ownership in excess of 5% of our common stock.  Each share of Series B Preferred Stock is initially convertible into three shares of our common stock which could result in the issuance of up to 2,899,998 shares of our common stock.  If the shares of Series B Preferred Stock are exchanged for shares of our common stock, such stockholders would beneficially own approximately 15% of our issued and outstanding shares of common stock (after giving effect to such conversions).  The sale by such holders of one or more large blocks of our common stock, or the perception that such sales will occur, could have a negative impact on the market price of our common stock.  Additionally, such ownership interests could effectively deter a third party from making an offer to buy us, which might involve a premium over our current stock price or other benefits for our stockholders, or otherwise prevent changes in the control or management of Evolving Systems.  In addition, there are no restrictions, in the form of a standstill agreement or other agreements with such stockholders, on their ability or their affiliates to purchase additional shares of our common stock and thereby further increase their ownership interests.

The holders of the Series B Preferred Stock are entitled to vote on any matters presented to our stockholders together with the holders of common stock.  While each share of Series B Preferred Stock initially converts into three shares of our common stock, each such share of Series B Preferred Stock is only entitled to approximately 2.26 votes in order to comply with certain voting rights rules promulgated by The Nasdaq Stock Market, Inc. (“Nasdaq”) relating to the fact that the Series B Preferred Stock was issued at a discount to market on the date of issuance. As of March 1, 2007, the holders of the Series B Preferred Stock were entitled to an aggregate of approximately 2,184,665 votes on all matters presented to the holders of common stock based on their ownership of the Series B Preferred Stock.  The Series B Preferred Stock is voluntarily convertible into our common stock at anytime at the option of the holders thereof, at which time each such share of common stock will be entitled to one vote per share.

The holders of our Series B Preferred Stock have preferential rights that may be adverse to holders of our common stock.

The holders of the Series B Preferred Stock have preferential rights with respect to distributions upon a liquidation of Evolving Systems, including certain business combinations deemed to be a liquidation.  Accordingly, no distributions upon liquidation may be made to the holders of common stock until the holders of the Series B Preferred Stock have been paid their liquidation preference of $3.89 per share (on an as converted to common stock basis), subject to adjustment. As a result, it is possible that, on liquidation, all amounts available for the holders of equity of Evolving Systems would be paid to the holders of the Series B Preferred Stock, and the holders of common stock would not receive any payment.  Additionally, in connection with the Evolving Systems U.K. acquisition we are obligated to file and keep effective a registration statement providing for the resale of the shares of our common stock issuable upon the conversion of the Series B Preferred Stock.  If we fail to keep the registration statement effective, the holders of the Series B Preferred Stock will have the right to cause us to repurchase for cash the shares of the Series B Preferred Stock for $3.89 per share (on an as converted basis), or approximately $11.3 million. If we are required to make this payment, it would have a significant adverse impact on our liquidity and could cause us to incur additional indebtedness.

Additionally, the Series B Preferred Stock contains certain weighted average price based anti-dilution protections that, as long as they remain outstanding, would be triggered if we issued shares of our common stock (subject to certain adjustments and standard exclusions relating to Company options) below $3.89 per share. However, such anti-dilution adjustments are capped to prohibit the Series B Preferred Stock from converting into 20% or more of our outstanding common stock.

In the event that the anti-dilution adjustments are triggered, the holders of our common stock would be diluted to an unknown degree.  Furthermore, the mere existence of such anti-dilution protections could make it difficult or impossible for us to issue any common stock below $3.89 per share.  In the event the anti-dilution adjustments of the Series B Preferred Stock are triggered, such adjustments would result in a deemed dividend to the Series B Preferred Stock holders that would reduce income available to common stockholders.  The charge would be equal to the number of additional shares issuable as a result of the anti-dilution calculation, multiplied by the fair value of the common stock on the date of the issuance of the Series B Preferred Stock, which was $4.64 per share.  The deemed dividend charge could cause the price of our common stock to go down.

The terms and conditions of the Series B Preferred Stock may have an adverse impact on our results of operations and financial performance.

If we cannot keep the registration of the Series B Preferred Stock effective, the Series B Preferred Stock could become mandatorily redeemable.  Currently, the Series B Preferred Stock is classified as non-permanent equity since the events that would require its redemption have not occurred.  If we fail to maintain the effectiveness of the related registration statement, at the holders’ option the Series B Preferred Stock would become mandatorily redeemable and the instrument would be reclassified as a liability.  Upon reclassification, the Series B Preferred Stock would be re-measured at its then current fair value and the difference between its fair value and redemption price would be charged to additional paid-in capital.  Such a charge to equity may negatively impact the price of our common stock.  Subsequent changes to the fair value of this instrument would be recognized in earnings, as a charge or income, and such amounts could be significant and unpredictable.

Risks Related to Our Business

Because our quarterly and annual operating results are difficult to predict and may fluctuate, the market price for our stock may be volatile.

Our operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future. Fluctuations in operating results may result in volatility of the price of our common stock. These quarterly and annual fluctuations may result from a number of factors, including:

•                  the size of new contracts and when we are able to recognize the related revenue;

•                  our rate of progress under our contracts;

•                  consolidation in the communications market;

•                  the timing of customer and market acceptance of our products and service offerings;

•                  our ability to effectively manage offshore software development in India;

•                  budgeting cycles of our customers;

•                  changes in the terms and rates related to the renewal of support agreements;

•                  actual or anticipated changes in U.S. or foreign laws and regulations related to the telecommunications market;

•                  judicial or administrative actions about these laws or regulations;

•                  the nature and pace of enforcement of the Telecommunications Act of 1996 (the “Telecom Act”) as well as other similar foreign statutes, regulations and acts;

•                  product lifecycles;

•                  the mix of products and services sold;

•                  changes in demand for our products and services;

•                  the timing of third-party contractors’ delivery of software and hardware;

•                  level and timing of expenses for product development and sales, general and administrative expenses;

•                  competition by existing and emerging competitors in the communications software markets;

•                  our success in developing and selling new products, controlling costs, attracting and retaining qualified personnel and expanding our sales and customer focused programs;

•                  software defects and other product quality problems;

•                  changes in our strategy;

•                  foreign exchange fluctuations; and

•                  general economic conditions.

Personnel costs are a significant component of our budgeted expense levels and, therefore, our expenses are, to a degree, variable based upon our expectations regarding future revenue. Our revenue is difficult to forecast because the market for our products and services is rapidly changing, and our sales cycle and the size and timing of significant contracts vary substantially among customers. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Any significant shortfall from anticipated levels of demand for our products and services could adversely affect our business, financial condition, results of operations and cash flows.

Based on these factors, we believe our future quarterly and annual operating results may vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be. Furthermore, we believe that in future reporting periods if our operating results fall below the expectations of public market analysts or investors, it is possible that the market price of our common stock could go down.

Our results of operations could be negatively impacted if we are unable to manage our liquidity.

Our cash forecast indicates that we will have sufficient liquidity to cover anticipated operating costs as well as debt service payments for at least the next twelve months, but this could be negatively impacted to the extent we are unable to invoice and collect from our customers in a timely manner, or an unexpected adverse event, or combination of events occurs. Therefore, if the timing of cash generated from operations is insufficient to satisfy our liquidity requirements, we may require access to additional funds to support our business objectives through another debt restructuring, a credit facility or possibly the issuance of additional equity. Additional financing may not be available at all or, if available, may not be obtainable on terms that are favorable to us and not dilutive.

If we are unable to properly supervise our software development subsidiary in India, or if political or other uncertainties interfere, we may be unable to satisfactorily perform our customer contracts and our business could be materially harmed.

In February 2004, we formed Evolving Systems India, a wholly owned subsidiary of Evolving Systems.  It is difficult managing development staff over multiple time zones. We are currently experiencing a high level of turnover with our Indian development staff as a result of strong competition for technology-based personnel in India.  In addition, salary levels in India are steadily increasing, reducing the competitive advantages associated with offshore labor. If we are unable to effectively manage the Evolving India development staff and/or we continue to experience high levels of staff turnover, we may fail to provide quality software in a timely fashion, which could negatively affect our ability to satisfy our customer contracts. Furthermore, political changes and uncertainties in India could negatively impact the business climate there.  As a result, we may be unable to satisfactorily perform our customer contracts and our business, financial condition and results of operations could be materially harmed.

We operate a global business that exposes us to additional currency, economic, regulatory and tax risks.

A significant part of our revenue comes from international sales.  Our international operations are subject to the risk factors inherent in the conduct of international business, including:

•                   unexpected changes in regulatory requirements;

•                   tariffs and other barriers;

•                   political and economic instability;

•                   limited intellectual property protection;

•                   difficulties in staffing and managing foreign operations; and

•                   potentially adverse tax consequences in connection with repatriating funds.

We may not be able to sustain or increase our international revenue or repatriate cash without incurring substantial risks involving floating currency exchange rates and income tax expenses.  Any of the foregoing factors may have a material adverse impact on our international operations and, therefore, our business, financial condition and results of operations.

Changes or challenges to the regulations of the communication industry could hurt the market for our products and services.

The market for our traditional North American OSS products was created and has primarily been driven by the adoption of regulations under the Telecom Act requiring Regional Bell Operating Companies (“RBOCs”) to implement LNP as a condition to being permitted to provide long distance services. Therefore, any changes to these regulations, or the adoption of new regulations by federal or state regulatory authorities under the Telecom Act, or any legal challenges to the Telecom Act, could hurt the market for our products and services. For example, when the FCC delayed implementation of the Telecom Act with respect to wireless carriers until November 2003, these delays impacted our revenue from our WNP products and services. Likewise, in mid-2001 when Verizon Wireless petitioned the FCC requesting forbearance from this requirement, we saw our wireless customers delay making decisions to purchase WNP products. WNP went into effect in November 2003.  Any invalidation, repeal or modification in the requirements imposed by the Telecom Act or the FCC, could materially harm our business, financial condition and results of operations. In addition, customers may require, or we may find it necessary or advisable, to modify our products or services to address actual or anticipated changes in regulations affecting our customers. This could also materially harm our business, financial condition, results of operations, and cash flows.  Additionally, with our acquisition of Evolving Systems U.K., we are now subject to numerous regulatory requirements of foreign jurisdictions.  Any compliance failures or changes in such regulations could also materially harm our business, financial condition, results of operations and cash flows.

Consolidation in the communications industry may impact our financial performance.

The communications industry has experienced and continues to experience significant consolidation, both in the United States and internationally.  These consolidations are causing our existing and potential customers to re-evaluate their OSS solutions and their capital expenditures.  These consolidations have caused us to lose customers and may result in fewer potential customers requiring OSS solutions in the future.  In addition, combining companies may choose a competitive OSS solution used by one of the combining companies.  As our customers become larger, they generally have stronger purchasing power, which can result in reduced prices for our products, lower margins on our products and longer sales cycles.  Because of the uncertainty resulting from these consolidations and the variations in our quarterly operating results, it is extremely difficult for us to forecast our quarterly and annual revenue and we have discontinued providing revenue guidance.  All of these factors can have a negative impact on our financial performance, particularly in any fiscal quarter.  This negative impact, in turn, could result in noncompliance with certain financial covenants governing our senior secured notes.  We successfully amended our covenants effective June 30, 2006 related to certain covenants.  However, if we were unsuccessful in amending the agreements or obtaining a waiver from our senior lender in future reporting periods, these violations could result in such notes becoming immediately due and payable.  We can give no assurance that we would be successful in amending the agreements or obtaining a waiver of any covenant violation.

We depend on a limited number of significant customers for a substantial portion of our revenues, and the loss of one or more of these customers could adversely affect our business.

In the past, and currently, we earn a significant portion of our revenue from a small number of customers in the communications industry. This has been mitigated somewhat by the expansion of our customer base through our recent acquisitions, but, as noted above, consolidation in the industry continues. The loss of any significant customer, delays in delivery or acceptance of any of our products by a customer, delays in the performance of services for a customer, or delays in collection of customer receivables could harm our business and operating results.

The integration of entities that we have recently acquired may not achieve the expected results and may result in unexpected liabilities and costs.

Although we have completed the integration of CMS, Evolving Systems U.K. and TSE, these acquisitions, or future acquisitions, may present risks and we may be unable to achieve the product, financial or strategic goals intended at the time of any acquisition.  For example:

•                  we may not be successful in cross-selling products between Evolving Systems’ and the acquired companies’ customer bases;

•                  the financial and strategic goals for the acquired and combined businesses may not be achieved; and

•                  due diligence processes may have failed to identify significant issues with product quality, intellectual property ownership, product architecture, legal and financial contingencies, and product development.

In addition, our stockholders may experience additional dilution of their interests in Evolving Systems as a result of the issuance of Series B Preferred Stock. And the price of our stock may go down as stockholders, who received stock in prior acquisitions, elect to sell their shares, or the marketplace does not favorably view the transaction.

Based on all of the foregoing, we believe it is possible for future revenue, expenses and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance.

Our products are complex and have a lengthy implementation process; unanticipated difficulties or delays in the customer acceptance process could result in higher costs and delayed payments.

Implementing our solutions can be a relatively complex and lengthy process since we typically customize these solutions for each customer’s unique environment. Often our customers may also require rapid deployment of our software solutions, resulting in pressure on us to meet demanding delivery and implementation schedules. Delays in implementation may result in customer dissatisfaction and/or damage our reputation which could materially harm our business.

The majority of our existing contracts provide for acceptance testing by the customer, which can be a lengthy process. Unanticipated difficulties or delays in the customer acceptance process could result in higher costs, delayed payments, and deferral of revenue recognition. In addition, if our software contains defects or we otherwise fail to satisfy acceptance criteria within prescribed times, the customer may be entitled to cancel its contract and receive a refund of all or a portion of amounts paid or other amounts as damages, which could exceed related contract revenue and which could result in a future charge to earnings. Any failure or delay in achieving final acceptance of our software and services could harm our business, financial condition, results of operations and cash flows.

Sales of our products typically require significant review and internal approval processes by our customers over an extended period of time.  Interruptions in such process due to economic downturns, consolidations or otherwise could result in the loss of our sale or deferral of revenues into later periods and adversely affect our financial performance.

Large communications solutions used for enterprise-wide, mission-critical purposes, involve significant capital expenditures and lengthy implementation plans. Prospective customers typically commit significant resources to the technical evaluation of our products and services and require us to spend substantial time, effort and money providing education regarding our solutions. This evaluation process often results in an extensive and lengthy sales cycle, typically ranging between three and twelve months, making it difficult for us to forecast the timing and magnitude of our contracts. For example, customers’ budgetary constraints and internal acceptance reviews may cause potential customers to delay or forego a purchase. The delay or failure to complete one or more large contracts could materially harm our business, financial condition, results of operations and cash flows and cause our operating results to vary significantly from quarter to quarter and year to year.

Mergers and acquisitions of large communications companies, as well as the formation of new alliances, have resulted in a constantly changing marketplace for our products and services. Purchasing delays and pricing pressures associated with these changes are common.  In addition, the U.S. communications industry is still recovering from an industry downturn which began in 2000, and many of the companies in the communications industry have kept capital expenditures at historically low levels in response to changes in the communications marketplace; some companies have declared bankruptcy, cancelled contracts, delayed payments to their suppliers or delayed additional purchases.  The delay or failure to complete one or more large contracts, or the loss of a significant customer, could materially harm our business, financial condition, results of operations, or cash flows, and cause our operating results to vary significantly from quarter to quarter and year to year.

Many of our products and services are sold on a fixed-price basis.  If we incur budget overruns, our margins and results of operations may be materially harmed.

Currently, a large portion of our revenue is from contracts that are on a fixed-price basis. We anticipate that customers will continue to request we provide software and integration services as a total solution on a fixed-price basis. These contracts specify certain obligations and deliverables we must meet regardless of the actual costs we incur. Projects done on a fixed-price basis are subject to budget overruns. On occasion, we have experienced budget overruns, resulting in lower than anticipated margins. We may incur similar budget overruns in the future, including overruns that result in losses on these contracts. If we incur budget overruns, our margins may be harmed, thereby affecting our overall profitability.

Percentage-of-completion accounting used for most of our projects can result in overstated or understated profits or losses.

The revenue for most of our contracts is accounted for on the percentage-of-completion method of accounting.  This method of accounting requires us to calculate revenues and profits to be recognized in each reporting period for each project based on our predictions of future outcomes, including our estimates of the total cost to complete the project, project schedule and completion date, the percentage of the project that is completed and the amounts of any probable unapproved change orders.  Our failure to accurately estimate these often subjective factors could result in reduced profits or losses for certain contracts.

The industry in which we compete is subject to rapid technological change. If we fail to develop or introduce new, reliable and competitive products in a timely fashion, our business may suffer.

The market for our products and services is subject to rapid technological changes, evolving industry standards, changes in carrier requirements and preferences and frequent new product introductions and enhancements. The introduction of products that incorporate new technologies and the emergence of new industry standards can make existing products obsolete and unmarketable. In addition, “internationalizing” products that we have developed for our U.S. customer carriers is a complex process. To compete successfully, we must continue to design, develop and sell enhancements to existing products and new products that provide higher levels of performance and reliability in a timely manner, take advantage of technological advancements and changes in industry standards and respond to new customer requirements. As a result of the complexities inherent in software development, major new product enhancements and new products can require long development and testing periods before they are commercially released and delays in planned delivery dates may occur. We may not be able to successfully identify new product opportunities or achieve market acceptance of new products brought to market. In addition, products developed by others may cause our products to become obsolete or noncompetitive. If we fail to anticipate or respond adequately to changes in technology and customer preferences, or if our products do not perform satisfactorily, or if we have delays in product development, we may lose customers and our sales may deteriorate.

The market for our number portability products is mature in the U.S. and we may not be able to successfully develop new products to remain competitive.

The market for our number portability products is mature in the U.S. and we may not be able to successfully identify new product opportunities in the U.S. or abroad or achieve market acceptance of new products brought to the market.  Many of the wireless carriers in the U.S. selected solutions from our competitors and it is unclear how many new opportunities there will be with these carriers.  If we are unable to identify new product opportunities in the U.S. or areas outside of the U.S., sales and profit growth would be adversely affected.

The steps that we have taken to reduce costs may have a negative impact on our ability to grow and generate future revenue.

We have taken steps to reduce our expenses, such as reductions in staff and general cost control measures. If, as a result of such cost reductions, we have not adequately responded to balance expenses against revenue, or if our fixed costs cannot be reduced enough, our financial condition could be materially harmed. Likewise, cutbacks in staff may have an adverse impact on our ability to generate future revenue, because we may not have sufficient staffing to meet any unexpected increases in customer demand for our products.

The communications industry is highly competitive and if our products do not satisfy customer demand for performance or price, our customers could purchase products and services from our competitors.

Our primary markets are intensely competitive and we face continuous demand for improved product performance, new product features and reduced prices, as well as intense pressure to accelerate the release of new products and product enhancements. Our existing and potential competitors include many large domestic and international companies, including some competitors that have substantially greater financial, manufacturing, technological, marketing, distribution and other resources, larger installed customer bases and longer-standing relationships with customers than we do. Our principal competitors in the LNP and WNP market include Telcordia Technologies, Inc., Syniverse Technologies and Tekelec. Our principal competitors in activation are Oracle (as a result of its recent acquisition of Metasolv) and Comptel. In mediation, we compete with many different companies with no single dominant competitor. Customers also may offer competitive products or services in the future since customers who have purchased solutions from us are not precluded from competing with us. Many telecommunications companies have large internal development organizations, which develop software solutions and provide services similar to the products and services we provide. We also expect competition may increase in the future from application service providers, existing competitors and from other companies that may enter our existing or future markets with solutions which may be less costly, provide higher performance or additional features or be introduced earlier than our solutions.

We believe that our ability to compete successfully depends on numerous factors. For example, the following factors affect our ability to compete successfully:

•                  how well we respond to our customers’ needs;

•                  the quality and reliability of our products and services and our competitors’ products and services;

•                  the price for our products and services, as well as the price for our competitors’ products and services;

•                  how well we manage our projects;

•                  our technical subject matter expertise;

•                  the quality of our customer service and support;

•                  the emergence of new industry standards;

•                  the development of technical innovations;

•                  our ability to attract and retain qualified personnel;

•                  regulatory changes; and

•                  general market and economic conditions.

Some of these factors are within our control, and others are not. A variety of potential actions by our competitors, including a reduction of product prices or increased promotion, announcement or accelerated introduction of new or enhanced products, or cooperative relationships among competitors and their strategic partners, could negatively impact the sales of our products and we may have to reduce the prices we charge for our products.  Revenue and operating margins may consequently decline. We may not be able to compete successfully with existing or new competitors or to properly identify and address the demands of new markets. This is particularly true in new markets where standards are not yet established. Our failure to adapt to emerging market demands, respond to regulatory and technological changes or compete successfully with existing and new competitors would materially harm our business, financial condition, results of operations and cash flows.

Our business depends largely on our ability to attract and retain talented employees.

Our ability to manage future expansion, if any, effectively will require us to attract, train, motivate and manage new employees successfully, to integrate new management and employees into our overall operations and to continue to improve our operations, financial and management systems. We may not be able to retain personnel or to hire additional personnel on a timely basis, if at all. Because of the complexity of our software solutions, a significant time lag exists between the hiring date of technical and sales personnel and the time when they become fully productive. We have at times experienced high employee turnover and difficulty in recruiting and retaining technical personnel. In addition, our stock option plan terminated on January 18, 2006 and under Nasdaq rules we will be required to obtain stockholder approval to establish a new equity compensation plan. If we are unsuccessful in obtaining this approval, our ability to attract or retain employees may be harmed. Our failure to retain personnel or to hire qualified personnel on a timely basis could adversely affect our business by impacting our ability to develop new products, to complete our projects and secure new contracts.

Our products are complex and may have errors that are not detected until deployment, and litigation related to warranty and product liability claims could be expensive and could negatively affect our reputation and profitability.

Our agreements with our customers typically contain provisions designed to limit our exposure to potential liability for damages arising out of the use of or defects in our products. These limitations, however, tend to vary from customer to customer and it is possible that these limitations of liability provisions may not be effective. We currently have errors and omissions insurance, which, subject to customary exclusions, covers claims resulting from failure of our software products or services to perform the function or to serve the purpose intended. To the extent that any successful product liability claim is not covered by this insurance, we may be required to pay for a claim. This could be expensive, particularly since our software products may be used in critical business applications. Defending such a suit, regardless of its merits, could be expensive and require the time and attention of key management personnel, either of which could materially harm our business, financial condition and results of operations. In addition, our business reputation could be harmed by product liability claims, regardless of their merit or the eventual outcome of these claims.

Our measures to protect our proprietary technology and other intellectual property rights may not be adequate and if we fail to protect those rights, our business would be harmed.

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We have U.S. and Canadian patents on elements of our LNP products, NumberManager® and OrderPath®, and U.S. patents on elements of our OmniPresenceServer™. In addition, we have registered or filed for registration of certain of our trademarks. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently through reverse engineering or other means. In addition, the laws of some foreign countries may not adequately protect our proprietary rights. Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate or others may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any of our patents.

In the event that we are infringing upon the proprietary rights of others or violating licenses, we may become subject to infringement claims that may prevent us from selling certain products and we may incur significant expenses in resolving these claims.

It is also possible that our business activities may infringe upon the proprietary rights of others, or that other parties may assert infringement claims against us. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.

Certain software developed or used by Evolving Systems, as well as certain software acquired in our acquisitions of CMS, TSE or Evolving Systems U.K., may include or be derived from software that is made available under an open source software license.

•                  Such open source software may be made available under a license such as the GNU General Public License (“GPL”) or GNU Lesser General Public License (“LGPL”) which imposes certain obligations on us in the event we were to distribute derivative works based on the open source software.  These obligations may require us to make source code for these derivative works available to the public or license the derivative works under a particular type of open source software license, rather than the license terms we customarily use to protect our software.

•                  There is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the terms addressing the extent to which a derivative work based on open source software may be subject to these licenses.  We believe we have complied with our obligations under the various applicable open source licenses.  However, if the owner of any open source software were to successfully establish that we had not complied with the terms of an open source license for a particular derivative work based on that open source software, we may be forced to release the source code for that derivative work to the public or cease distribution of that work.

•                  We generally prohibit the combination of our proprietary software with open source software.  Despite these restrictions, parties may combine our proprietary software with open source software without our authorization, in which case such parties could be forced to release to the public the source code of our proprietary software.

Disruptions from terrorist activities or military actions may have an adverse effect on our business.

The continued threat of terrorism within the U.S. and throughout the world and acts of war may cause significant disruption to commerce throughout the world. Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending on information technology, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, financial condition or cash flows.

We face special risks associated with doing business in highly corrupt environments.

Our international business operations include projects in developing countries and countries torn by conflict.  To the extent we operate outside the U.S., we are subject to the Foreign Corrupt Practices Act (FCPA), which generally prohibits U.S. companies and their intermediaries from paying or offering anything of value to foreign government officials for the purpose of obtaining or keeping business, or otherwise receiving discretionary favorable treatment of any kind.  In particular, we may be held liable for actions taken by our local partners and agents, even though such parties are not always subject to our control.  Any determination that we have violated the FCPA (whether directly or through acts of others, intentionally or through inadvertence) could result in sanctions that could have a material adverse effect on our business.  While we have procedures and controls in place to monitor compliance, situations outside of our control may arise that could potentially put us in violation of the FCPA inadvertently and thus negatively impacting our business.

Failure to maintain our Nasdaq listing could adversely impact the liquidity of our common stock.

The trading price for our common stock has been volatile, and we cannot assure our investors that the trading price will not decline, possibly below $1.00.  If our stock price remained below the minimum bid price of $1.00 for 30 consecutive business days, it would result in the Nasdaq initiating de-listing procedures for our stock.  We would be required to disclose publicly on a Form 8-K the commencement of any de-listing procedures or receipts of any notices relating to our failure to meet Nasdaq listing standards, and any such disclosure might negatively impact our stock price.  If Nasdaq were to initiate delisting procedures, we would have a period of 180 calendar days from receiving notice from Nasdaq to achieve compliance with the listing requirements.  If we do not achieve compliance during this period, we would be afforded an additional 180 day compliance period if we demonstrated that we met the criteria for initial listing set forth in Marketplace Rule 4310(c) (except for the bid price requirement set forth in Rule 4310(c)(4)) on the last day of the first compliance period. Compliance can be achieved during any compliance period by meeting the minimum $1.00 bid price for 10 consecutive business days.  Compliance with the $1.00 minimum bid price would terminate the Nasdaq de-listing procedures.

If we did not meet the Nasdaq’s initial listing criteria required to obtain an additional 180 day compliance period and our stock were to be delisted, trading in our common stock would continue to be conducted in the Over-The-Counter (OTC) market.  As a result, an investor could find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock.  In addition, in the event our common stock were to be delisted, broker-dealers would have certain additional regulatory burdens imposed upon them, which might discourage them from effecting transactions in our common stock, further limiting the liquidity of our stock.

Risks Related to this Offering

The trading price of our stock has been subject to wide fluctuations and may continue to experience volatility in the future.

The trading price of our common stock has been subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, merger and acquisition activity, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, general stock market and economic considerations and other events or factors. This may continue in the future.

In addition, the stock market has experienced volatility that has particularly affected the market prices of stock of many technology companies and often has been unrelated to the operating performance of these companies. These broad market fluctuations may negatively impact the trading price of our common stock. As a result of the foregoing factors, our common stock may not trade at or higher than its current price.

Sales of large blocks of our stock may result in the reduction in the market price of our stock and make it more difficult to raise funds in the future.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. The perception among investors that such sales will occur could also produce this effect. These factors also could make it more difficult to raise funds through future offerings of common stock.

We are subject to certain rules and regulations of federal, state and financial market exchange entities, the compliance with which requires substantial amounts of management time and company resources.  Any material weaknesses in our financial reporting or internal controls could adversely affect our business and the price of our common stock.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded.  These entities, including the Public Company Accounting Oversight Board, the SEC and Nasdaq, have recently issued new requirements and regulations and are currently developing additional regulations and requirements in response to recent laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002.  Our compliance with certain of these rules, such as Section 404 of the Sarbanes-Oxley Act, is likely to require the commitment of significant managerial resources. In addition, establishment of effective internal controls is further complicated because we are now a global company with multiple locations and IT systems.  Under current SEC rules, we will be required to provide a report by management assessing the effectiveness of our internal control over financial reporting as of December 31, 2007 and will be required to provide an auditor’s report on internal control over financial reporting as of December 31, 2008.

We continue to review our material internal control systems, processes and procedures for compliance with the requirements of Section 404.  Such a review may result in the identification of material weaknesses in our internal controls.  Disclosures of material weaknesses in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the price of our stock.  Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud.  If we have material weaknesses in our internal control over financial reporting it may negatively impact our business, results of operations and reputation.

We have never paid dividends and do not anticipate paying cash dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation of our business. In addition, the notes issued in connection with the Evolving Systems U.K. acquisition prohibit us from declaring dividends to our common stockholders during the term of the notes. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Certain provisions of our charter documents, employment arrangements and Delaware law may discourage or prevent takeover attempts that could result in the payment of a premium price to our stockholders.

Our restated certificate of incorporation allows our board of directors to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. In 1999, our board of directors designated 250,000 shares of Series A Junior Participating Preferred Stock that contain “poison pill” provisions which is currently set to expire in 2009. In connection with the Evolving Systems U.K. acquisition, we issued 966,666 shares of Series B Preferred Stock. We have no current plans to issue additional shares of preferred stock.

In addition, we are subject to the anti-takeover provisions of Section 203 of Delaware General Corporation Law, which prohibit us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. The application of Section 203 and certain provisions of our restated certificate of incorporation, including a classified board of directors, may have the effect of delaying or preventing changes in control of our management, which could adversely affect the market price of our common stock by discouraging or preventing takeover attempts that might result in the payment of a premium price to our stockholders.

Our executive officers have entered into management change in control agreements with us. Each agreement generally provides for acceleration on vesting of options, 50% upon a change in control (as defined in such agreements) if the executive remains employed with the new entity, or 100% in the event such executive’s employment is terminated. The acceleration of vesting of options upon a change in control may be viewed as an anti-takeover measure and may have the effect of discouraging a merger proposal, tender offer or other attempt to gain control of us.

Our Amended and Restated Stock Option Plan provides for acceleration of vesting under certain circumstances. Upon certain changes in control of us, vesting on some options awarded to directors may be accelerated. In addition, the successor corporation may assume outstanding stock awards or substitute equivalent stock awards. If the successor corporation refuses to do so, such stock awards will become fully vested and exercisable for a period of 15 days after notice from us but the option will terminate if not exercised during that period. As noted above, the acceleration on vesting of options upon a change in control may be viewed as an anti-takeover measure.

We are very limited in our ability to issue additional shares of common stock.

Upon the expiration of our stock option plan on January 18, 2006, we had approximately 1.2 million authorized and unreserved shares of common stock available for issuance.  We are, therefore, limited in our ability to issue shares of common stock which may hinder our ability to raise capital, use our common stock as currency for future acquisitions or increase the number of shares of common stock available for issuance under our stock option plan to attract or retain key employees.  To increase our authorized shares of common stock requires the approval of the stockholders owning a majority of our then issued and outstanding shares of common stock.  Our last two attempts to obtain stockholder approval to increase the number of our authorized shares of common stock have been unsuccessful due to lower than required stockholder participation.  This year we expect to request stockholder approval to increase our authorized shares of common stock but there can be no guarantee that we will be successful.

General risk statement

Based on all of the foregoing, we believe it is possible for future revenue, expenses and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such event or in the event that adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our common stock would likely decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties.  These forward-looking statements generally are identified by the words “believes,” “goals,” “projects,” “expects,” “anticipates,” “estimates,” “intends,” “strategy,” “plan” and similar expressions. Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties which may cause our actual results to differ materially from those discussed here. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.  Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained in this prospectus may not be exhaustive.

USE OF PROCEEDS

The net proceeds from the sale of the selling stockholders’ common stock will be received by the selling stockholders. We will not receive any proceeds from such sales.

SELLING STOCKHOLDERS

This prospectus is being filed with the Securities and Exchange Commission pursuant to the investor rights agreement we entered into with the selling stockholders on November 2, 2004.  The closing of the Tertio acquisition occurred on November 2, 2004 and we issued 966,666 shares of our Series B Preferred Stock (together with certain other consideration) to Tertio Telecoms Group, Ltd. in exchange for all of the issued and outstanding capital stock of Tertio.  Following the close of this transaction, Tertio Telecoms Group, Ltd. completed a liquidation of its assets and distributed the shares of our Series B Preferred Stock to its equity holders, the selling stockholders.

The following table sets forth, as of August 19, 2005: (1) the name of each selling stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by the selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by such selling stockholder after completion of the offering.

This table is prepared based in part on information supplied to us by the listed selling stockholders. The table assumes that the selling stockholders sell all of the shares offered under this prospectus. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

	BENEFICIAL OWNERSHIP BEFORE THE	NUMBER OF SHARES TO BE REGISTERED IN	BENEFICIAL OWNERSHIP AFTER THE OFFERING (1)
SELLING STOCKHOLDER	OFFERING	THIS OFFERING	NUMBER	PERCENT
Apax WW Nominees Ltd a/c AE4 (2)	1,385,274	1,385,274	0	0%
Advent International Group (3)	1,324,131	1,324,131	0	0%
Four Seasons Venture II A.S. (4)	61,122	61,122	0	0%
Nigel Clifford	50,976	50,976	0	0%
David Gibbon	78,495	78,495	0	0%
TOTAL	2,899,998	2,899,998	0	0%

(1)          Assumes all offered shares are sold.

(2)          Apax WW Nominees Ltd a/c AE4 holds the shares for Apax Europe IV - A, L.P., Apax Europe IV - B, L.P., Apax Europe IV - C GmbH & Co. KG, Apax Europe IV - D, L.P., Apax Europe IV - E, L.P., Apax Europe IV - F, C.V. and Apax Europe IV - G, C.V. (the Apax funds).  Connie AE Helyar, a director of Apax Europe IV GP Co Ltd. a Guernsey corporation, in its capacity as the General Partner of Apax Europe IV, GP L.P., which is the Managing General Partner of the Apax Funds, exercises voting and/or dispositive

(3)          Includes 454,473 shares held by Global Private Equity III Limited Partnership, 208,905 shares held by Global Private Equity III-A Limited Partnership, 10,446 shares held by Global Private Equity III-B Limited Partnership, 139,269 shares held by Global Private Equity III-C Limited Partnership, 69,633 shares held by Advent PGGM Global Limited Partnership, 37,137 shares held by Advent Euro-Italian Direct Investment Program Limited Partnership, 34,818 shares held by Advent European Co-Investment Program Limited Partnership, 6,870 shares held by Advent Partners GPE III Limited Partnership, 2,037 shares held by Advent Partners (NA) GPE III Limited Partnership, 45,456 shares held by Digital Media &

Communications II Limited Partnership, 28,407 shares held by Advent Crown Fund II C.V, 281,586 shares held by Advent Global GECC III Limited Partnership, 5,094 shares held by Advent Partners Limited Partnership.  The investment committee of Advent International Corporation, the private equity firm that is the general partner of the funds affiliated with Advent International Group, which committee currently consists of Thomas H. Lauer & David M. Mussafer, exercises sole voting and investment power with respect to all shares held by these funds.  As a result of a minority portfolio investment made by these selling stockholders that are affiliated with Advent International Corporation in an entity that is a broker-dealer, such selling stockholders are, technically, affiliates of a broker-dealer.  These selling stockholders acquired and are holding their interests in the entity that is a broker-dealer for investment, and not operational, purposes. Our securities that are beneficially owned by these selling stockholders were acquired in the ordinary course of business and, at the time of the acquisition, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(4)          Birger Nergaard, Managing Partner of Four Seasons Venture II A.S. and Gunnar Rydning Senior Partner of Four Seasons Venture II A.S., exercise voting and investment power with respect to the shares held by Four Seasons Venture II A.S.

Relationships with Selling Stockholders

As part of the acquisition of Tertio, Peter J. Skinner of Apax Partners Ltd joined our Board of Directors, and a representative of Advent International Corporation (which is an affiliate of the selling stockholders other than Apax WW Nominees Ltd a/c AE4, Four Seasons Venture II A.S., Nigel Clifford and David Gibbon), James Brocklebank, has been granted rights to observe meetings of our Board of Directors, which rights remain currently in effect.  Mr. Skinner resigned from our Board of Directors on August 19, 2005.

PLAN OF DISTRIBUTION

This registration statement will permit certain shares owned or pledged by some selling stockholders to be freely tradable if the selling stockholders, or pledgees of stockholders, elect to sell such shares.  The selling stockholders, which as used herein includes their pledgees, donees, transferees or other successors in interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may offer the shares from time to time.  They may sell the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

•                  ordinary brokerage transactions and transactions in which a broker dealer solicits purchasers;

•                  block trades in which a broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  to broker-dealers acting as principals;

•                  through broker-dealers acting as agents;

•                  in underwritten offerings;

•                  in block trades;

•                  in agency placements;

•                  in exchange distributions;

•                  agreements with broker dealers to sell a specified number of such shares at a stipulated price per share;

•                  through crosses in which the same broker acts as an agent on both sides of the trade;

•                  in privately negotiated transactions;

•                  in transactions other than on exchanges or services;

•                  through the writing of options, whether the options are listed on an option exchange or otherwise;

•                  in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

•                  through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

•                  by any other method permitted pursuant to applicable law.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or other disposition.  To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both.  The amounts of compensation may be negotiated at the time and may be in excess of customary commissions.  Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act.  The selling stockholders may grant a security interest in shares owned by them.  If the secured parties foreclose on the shares, they may be selling stockholders.  In addition, the selling stockholders may sell short the shares.

Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus.  In addition, any shares that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than by using this prospectus.

The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis.  We will not receive any proceeds from the sale of the shares by the selling stockholders.  The shares may be sold in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.  The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents.  If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement.  Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both.  In addition, sellers of shares may be underwriters as that term is defined in the Securities Act and any profits on the sale of shares by them may be discounts or commissions under the Securities Act.  The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.  Some of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We have been informed by Advent International Group and Four Seasons Venture II A.S. that they have each entered into an agreement with B. Riley & Co., Inc. pursuant to which B. Riley & Co., Inc. will act as their exclusive broker for the purpose of effecting a sale of up to 1,385,253 shares of our common stock.

The selling stockholders also may enter into hedging transactions with broker-dealers or other financial institutions and the broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.  This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.  The selling stockholders may also enter into options or other transactions or the creation of one or more derivative securities with broker-dealers or other financial institutions that involve the delivery of the shares to the broker-dealers or other financial institutions, who may then resell or otherwise transfer the shares.  The selling stockholders may also pledge the shares to a broker-dealer or other financial institution and the broker-dealer or other financial institution may sell those shares upon a default.  In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days before the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.  We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus.  We have agreed to indemnify the selling stockholders and their officers, directors, agents, trustees and affiliates, and each underwriter, if any, for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus and for any failure by us to fulfill any undertakings included in the registration statement of which this prospectus is a part.  The selling stockholders have agreed to indemnify us for liabilities based on untrue material facts, or omissions of material facts, contained in this prospectus, but only to the extent that such material fact or omission is made in reliance on and in conformity with written information furnished by the selling stockholders specifically for use in preparation of this prospectus.  The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes.  The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements for the year ended December 31, 2003 of Evolving Systems, Inc., incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Evolving Systems, Inc. as of December 31, 2004 and December 31, 2005, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

We are subject to the information and periodic reporting requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the SEC’s website on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document.  They contain important information about our company and its financial condition.

(a)           Annual Report on Form 10-K for the year ended December 31, 2005;

(b)           Quarterly Reports on Form 10-Q for the quarters ended respectively on March 31, 2006, June 30, 2006 and September 30, 2006;

(c)           Current Reports on Form 8-K filed with the SEC on July 7, 2006 and January 4, 2007; and

(d)           Registration Statement No. 000-24081 on Form 8-A12G filed with the SEC on April 24, 1998, in which there is described the terms, rights and provisions applicable to Evolving Systems’ outstanding common stock.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents.  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus.  You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations
Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado  80112
(303) 802-1000

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document.  Therefore, if anyone does give you information of this sort, you should not rely on it.  If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado  80112
(303) 802-1000

PROSPECTUS

2,899,998 Shares

Common Stock